United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On June 17, 2021, at 09:00 am, met, by videoconference, Messrs. José Luciano Duarte Penido – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, José Maurício Pereira Coelho, Ken Yasuhara, Lucio Azevedo, Marcelo Gasparino da Silva, Mauro Gentile Rodrigues da Cunha, Murilo Cesar Lemos dos Santos Passos, Rachel de Oliveira Maia, Roberto da Cunha Castello Branco and Roger Allan Downey. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors unanimously approved the following: “REMUNERATION TO VALE SHAREHOLDERS – (...) the Board of Directors approved, with a favorable report of the Financial Committee and without any restriction from the Fiscal Council, as reported by the Chairman of the Fiscal Council Marcelo Amaral Moraes, present at the meeting, the payment, on 06.30.2021, of the remuneration to shareholders in the total gross amount of R$11,045,540,000.00 in the form of dividends, corresponding to the total gross amount of R$2,177096137 per outstanding common share and per preferred share of the special class issued by Vale. Of the total amount mentioned above, R$3,634,000,000.00 are declared based on the balance sheet drawn up on 03.31.2021 and refer to the anticipation of the allocation of the result for the year 2021 and R$7,411,540,000.00 refer to profit reserves contained in the balance sheet of 12.31.2020. It was highlighted that, considering the validity of the Share Buyback Program approved on 04.01.2021, the gross amount per share mentioned above may vary if there is a change in the number of outstanding shares of the Company until 06.23.2021, cutoff date for the purposes of calculation of the value per share, and that, in this case, Vale will publish a new Notice to Shareholders informing the final adjusted value per share. All shareholders holding shares issued by Vale at the close of business of B3 SA – Brasil, Bolsa, Balcão (“B3”) on 06.23.2021 and all holders of American Depositary Receipts ( “ADRs”) issued by Vale upon closing of business on the New York Stock Exchange (“NYSE”) on 06.25.2021. The shares and ADRs issued by Vale will be traded ex-rights on the B3 and NYSE from 06.24.2021 (inclusive). (...).” I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, June 17, 2021.

Assinado digitalmente por LUIZ GUSTAVO

GARIOLI GOUVEA:00486298710

Data: 2021.06.17 17:03:34 -03'00'

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 17, 2021		Head of Investor Relations